JPMORGAN CHASE & CO.

Filed Pursuant to Rule 433
Registration No.333-146731
Dated: May 13, 2009

Pricing Term Sheet

This term sheet supplements the information set forth under "Description of the Notes" in the Prospectus Supplement, subject to completion, dated May 13, 2009 to the Prospectus dated October 16, 2007.
Issuer:	JPMorgan Chase & Co.
Security:	4.650% Notes due 2014
Ratings:	Aa3/A+/AA-
Currency:	USD
Size:	$2,500,000,000
Security Type:	SEC Registered Senior Notes. The Notes are not guaranteed under the Federal Deposit Insurance Corporation's Temporary Liquidity Guarantee Program.
Maturity:	June 1, 2014
Coupon:	4.650%
Payment Frequency:	Semi-Annually
Day Count Convention:	30/360
Benchmark Treasury:	1.875% US Treasury due 04/14
Spread to Benchmark Treasury:	+275 bps
Benchmark Treasury Spot and Yield:	99-21 1/4; 1.946%
Price to Public:	99.794% of face amount
Yield to maturity:	4.696%
Proceeds (Before Expenses) to Issuer:	$2,486,100,000 (99.444%)
Interest Payment Dates:	June 1 and December 1 of each year, commencing December 1, 2009
Trade Date:	May 13, 2009
Settlement Date:	May 18, 2009 (T+3)
Denominations	$2,000 x $1,000
CUSIP/ISIN:	46625HHN3 / US46625HHN35
Sole Bookrunner:	J.P. Morgan Securities Inc.
Co-Managers:	BB&T Capital Markets, a division of Scott & Stringfellow, LLC CastleOak Securities L.P. Loop Capital Markets, LLC Wachovia Capital Markets, LLC

JPMorgan Chase & Co. has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and any other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling collect 1-212-834-4533.

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